UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Spanish Broadcasting System, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

846425882

(CUSIP Number)

Daniel J. Donoghue

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846425882

1.	Names of Reporting Persons Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,423,507

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,423,507

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,423,507

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 846425882

1.	Names of Reporting Persons Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,999,029

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,999,029

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,999,029

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 846425882

1.	Names of Reporting Persons Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,999,029

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,999,029

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,999,029

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 846425882

1.	Names of Reporting Persons Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,999,029

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,999,029

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,999,029

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Spanish Broadcasting System, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2601 South Bayshore Drive, PH II, Coconut Grove, Florida 33133. This Amendment No. 1 amends and supplements, as set forth below, the information contained in items 1, 4, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on March 3, 2008 (the “Schedule 13D”). All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 1.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following as the third paragraph thereof:

On April 2, 2008, Discovery Equity Partners sent a letter to the Board of Directors of the Company stating that it intends to formally ask the Company’s stockholders to withhold their votes for the election of directors at the Company’s 2008 Annual Meeting of Stockholders, in order that such other stockholders may demonstrate their discontent with the management of the Company and indicate their support for the recommendation of Discovery Equity Partners that the Board of Directors of the Company form a Special Committee, hire a nationally-recognized investment bank, and evaluate the three alternatives outlined by Discovery Equity Partners, namely: (1) a going-private transaction, (2) a sale to a strategic party, and (3) the adoption by the Company of modern corporate governance practices. Discovery Equity Partners also demanded under Section 220 of the Delaware General Corporation Law that the Company allow Discovery Equity Partners to examine the Company’s stockholder lists for purposes of contacting the Company’s stockholders regarding the withholding of votes at the 2008 Annual Meeting. The description of this aforementioned letter of Discovery Equity Partners contained in this Schedule 13D is qualified in its entirely by reference to the full text of such letter, which is included as Exhibit 1 to this Amendment No. 1 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 41,401,805 shares of Common Stock reported outstanding as of March 13, 2008 in the Company’s Annual Report on Form 10-K, for the fiscal year ended December 31, 2007.

Discovery Equity Partners beneficially owns 3,423,507 shares of Common Stock as of April 2, 2008, which represents 8.3% of the outstanding Common Stock.

Discovery Group beneficially owns 3,999,029 shares of Common Stock as of April 2, 2008, which represents 9.7% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 3,999,029 shares of Common Stock as of April 2, 2008, which represents 9.7% of the outstanding Common Stock.

Mr. Murphy beneficially owns 3,999,029 shares of Common Stock as of April 2, 2008, which represents 9.7% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock. Discovery Group is also a limited partner in the other Partnership. Messrs. Donoghue and Murphy are the sole managing members of Discovery Group. As a consequence, Discovery Group and Messrs. Donoghue and Murphy share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships.

There were no transactions in Common Stock effected by the Reporting Persons during the past 60 days.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facility referred to under Item 3 of the Schedule 13D, the Joint Filing Agreement of the Reporting Persons with respect to the Schedule 13D that was included as an exhibit thereto, and the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 1 included as Exhibit 2 to this Amendment No. 1.

Item 7.	Material to Be Filed as Exhibits

	Exhibit 1:	Letter dated April 2, 2008 of Discovery Equity Partners to the Board of Directors of the Company.

	Exhibit 2:	Joint Filing Agreement dated as of April 2, 2008, by and among Discovery Equity Partners, L.P.; Discovery
Group I, LLC;Daniel J. Donoghue; and Michael R. Murphy

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2008
Date
DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.
By: /s/ Daniel J. Donoghue
Signature

Daniel J. Donoghue, Managing Member
Name/Title

/s/ Daniel J. Donoghue
Signature

Daniel J. Donoghue
Name/Title

/s/ Michael R. Murphy
Signature

Michael R. Murphy
Name/Title

Exhibit Index

Exhibit 1	Letter dated April 2, 2008 of Discovery Equity Partners, L.P., to the Board of Directors of the Company.

Exhibit 2	Joint Filing Agreement dated as of April 2, 2008, by and among Discovery Equity Partners, L.P.; Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.